MFA MORTGAGE INVESTMENTS, INC.
350 Park Avenue, 21st Floor
New York, New York 10022
November 7, 2007
Via EDGAR and Facsimile
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Ms. Karen Garnett
Re:     MFA Mortgage Investments, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-3
Filed November 5, 2007 under EDGAR submission type S-3/A
File No. 333-146819
Ladies and Gentlemen:
         In accordance with Rule 477(a) under the Securities Act of 1933, as amended, MFA Mortgage Investments, Inc. (the “Company”) hereby respectfully requests withdrawal of its post-effective amendment no. 1 filed on November 5, 2007 because it was inadvertently filed under the incorrect EDGAR submission type S-3/A rather than POSASR. The post-effective amendment no. 1 has been re-filed today under the correct EDGAR submission type POSASR. No securities have been sold pursuant to the registration statement which registered the offering.
Sincerely,
MFA MORTGAGE INVESTMENTS, INC.
By:     /s/ STEWART ZIMMERMAN
Stewart Zimmerman
Chairman of the Board,
Chief Executive Officer and President